Exhibit 99.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is entered into this 4th day of September 2020 (the “Effective Date”) by and between XIAOYUN HUANG (“Employee”) and HEBRON TECHNOLOGY CO., LTD. (“Hebron”).

WHEREAS, Hebron desires to employ Employee as the Chief Executive Officer of Hebron, the parent company of its subsidiaries (Hong Kong Xibolun Technology Limited, subsidiaries of Hong Kong Xibolun Technology Limited, NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., and subsidiaries and contractually controlled affiliates of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. are all referred to collectively herein as “Hebron”); and

WHEREAS, Employee and Hebron desire to establish and govern the employment relationship under the terms and conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, the adequacy of which is acknowledged, Employee and Hebron hereby agree as follows:

1. Employment. Employee is employed by Hebron as the Chief Executive Officer upon and subject to the terms and conditions of this Agreement. During the term of his employment under this Agreement, Employee shall report to Hebron’s Board of Directors, or to such other persons as Hebron may designate from time to time. Hebron reserves the right to change Employee’s title, duties, and reporting relationships as may be determined by it to be in the best interests of Hebron.

2. Duties.

(a) During the term of his employment under this Agreement, Employee will perform his duties hereunder at such time or times as Hebron may reasonably request. Employee’s duties may be varied by Hebron from time to time without violating the terms of this Agreement and shall include: (i) devoting his best efforts and his entire business time to further properly the interests and revenues of Hebron to the satisfaction of Hebron, (ii) being subject to Hebron’s direction and control at all times with respect to his activities on behalf of Hebron, (iii) complying with all rules, orders, regulations, policies, practices and decisions of Hebron, (iv) truthfully and accurately maintaining and preserving all records and making all reports as Hebron may require, and (v) fully accounting for all monies and other property of Hebron of which he may from time to time have custody and delivering the same to Hebron whenever and however directed to do so.

(b) In performing his duties, Employee shall not undertake any action inconsistent with or harmful to the best interests of Hebron. Employee shall perform his duties and responsibilities in a professional manner and consistent with the overall goals and objectives of Hebron and applicable federal, state, and local law.

(c) In performing his duties, Employee shall be familiar with and shall comply with: (i) all applicable federal, state, and local laws and regulations; (ii) the policies and decisions of Hebron’s Board of Directors; and (iii) all policies, procedures, and requirements enacted by Hebron’s Board of Directors, as they may be amended from time to time. Employee agrees to adhere to and support Hebron’s policies and practices as set forth in any employee handbook or policy manual. Employee acknowledges and agrees that Hebron may amend or update its employee handbooks or policy manuals from time to time by written notice to Employee.

(d) During his employment with Hebron, Employee shall devote the full time, attention, and best efforts to the operations of Hebron required for fulfillment of his duties. Employee agrees that, during his employment with Hebron, he will exercise the highest degree of loyalty and will conduct his duties with the highest degree of care. During his employment with Hebron, Employee shall not directly or indirectly engage in any other business activity that competes or conflicts with Hebron, whether as an employee, employer, consultant, principal, officer, or otherwise and whether or not done for compensation, gain, or other financial or economic advantage.

3. Compensation. For all services rendered by Employee to Hebron, Hebron shall pay Employee a base gross annual salary of One Hundred Twenty Thousand Dollars ($120,000.00). Employee’s annual gross salary will be paid to Employee in accordance with Hebron’s standard payroll policies and practices, beginning with the first regularly scheduled pay date following the Effective Date of this Agreement. Employee understands and acknowledges that the base gross annual salary to be paid to him under this Agreement will be reduced by all applicable payroll and withholding taxes and any other deductions authorized by Employee for the provision of employee benefits or otherwise or required by applicable laws. Hebron will conduct an annual performance review of Employee, and any changes in Employee’s salary shall be determined in the sole discretion of Hebron.

4. Expenses. Hebron shall reimburse Employee for all ordinary and necessary out-of-pocket expenses incurred and paid by Employee in the course of the performance of Employee’s duties pursuant to this Agreement, provided that Employee incurred such expenses consistent with Hebron’s policies in effect from time to time with respect to travel, entertainment and other business expenses. To receive such expenses reimbursement, Employee shall submit written requests, along with supporting documentation and/or receipts, in compliance with Hebron’s requirements with respect to the manner of approval and reporting of such expenses.

5. Additional Benefits.

(a) Subject to meeting the eligibility requirements to participate in such plans under the terms and conditions established by the plans, Employee shall be eligible to participate in all employee benefits programs provided by Hebron to its employees, as such may be established and modified from time to time in the discretion of Hebron. However, nothing contained in this Agreement shall be construed to obligate Hebron in any manner to maintain any existing plans, put into effect any plans not presently in existence, or provide special benefits to Employee.

(b) During the term of this Agreement, Employee shall be entitled to all national statutory annual paid vacation leave per year. Employee’s ability to carry over unused vacation leave from year to year and to receive payment for unused vacation leave upon termination of employment shall be governed by Hebron’s policies in existence at the time of such occurrence.

6. Indemnity. Hebron will indemnify Employee against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which Employee is party or are threatened to be made a party by reason of Employee acting as the Chief Executive Officer. To be entitled to indemnification, Employee must have acted honestly and in good faith with a view to the best interest of Hebron and, in the case of criminal proceedings, Employee must have had no reasonable cause to believe Employee’s conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit Employee’s liability under United States federal securities laws.

7. Termination.

(a) Either party may terminate this Agreement at any time, for any reason or for no reason, with or without cause, upon thirty (30) days’ written notice to the other party.

(b) Notwithstanding Paragraph 7(a) above, Employee’s employment with Hebron shall terminate immediately upon: (i) the death, disability, or adjudication of legal incompetence of Employee; (ii) Hebron’s ceasing to carry on its business without assigning this Agreement; or (iii) Hebron becoming bankrupt. For purposes of this Agreement, Employee shall be deemed to be disabled when Employee has become unable, by reason of physical or mental disability, to satisfactorily perform the essential functions of his job and there is no reasonable accommodation that can be provided to enable him to perform satisfactorily those essential functions. Such matters shall be determined by, or to the reasonable satisfaction of, Hebron.

(c) Notwithstanding Paragraph 7(a) above, Hebron may immediately terminate this Agreement for cause, effective upon the provision of notice to Employee, for the following reasons: (i) Employee’s repeated failure to satisfactorily and substantially perform his duties as an employee of Hebron (other than any such failure resulting from a disability), which failure has continued without remedy for more than thirty (30) days after Hebron has provided written notice thereof; (ii) Employee’s dishonesty, incompetence, willful misconduct, gross negligence, or breach of fiduciary duty; (iii) failure to comply with the lawful directives of Hebron’s Board of Directors; (iv) failure to abide by and/or comply with any laws or regulations governing or relating to the operations of Hebron; (v) failure to abide by and/or comply with any other applicable laws, including, but not limited to, laws prohibiting discrimination and harassment in the workplace; (vi) theft, misappropriation, or misuse of Hebron’s property or assets; (vii) Employee’s conviction of or plea of guilty or nolo contendere to any felony or any other crime involving theft, dishonesty, or fraudulent conduct; or (viii) breach of Employee’s obligations under this Agreement.

(d) In the event Employee’s employment with Hebron is terminated by Employee or Employer for any or no reason, Hebron shall pay or provide to Employee any salary that Employee shall have earned and not yet received through the date of such employment termination, determined on a pro rata basis based on the number of work days in the month of termination.

  8. Employee Covenants.

  (a) Non-Disclosure and Return of Confidential Information.

(i) Employee acknowledges that, as an employee of Hebron, Employee will be provided access to, and may develop or assist in developing on Hebron’s behalf, confidential and proprietary information and trade secrets. As used in this Agreement, “Confidential Information” shall be deemed to include, but shall not be limited to, information and materials related to Hebron’s business procedures, methods, and manufacturing processes for producing its products; marketing plans and strategies; customer lists, business histories, customer presentations, strategic business opportunities and plans; market research, analyses of customer information, and prospective customer lists; pricing of goods sold, margins, and sales strategies; accounting, operational, organizational, and financial data, processes, and services; technical know-how; research and development; proprietary computer software and hardware; and any other information that is not generally known to the public or within the industry in which Hebron competes. “Confidential Information” shall also be deemed to include information or material received by Hebron from others and intended by them to be kept in confidence by its recipients. “Confidential Information” shall not include Employee’s general skills and knowledge concerning general business practices not specific to Hebron’s business, nor shall it include information that has become widely disseminated and generally available to the public through no wrongful act or omission on the part of Employee.

(ii) At all times during and after employment with Hebron, Employee shall take all reasonable steps necessary to preserve the confidential and proprietary nature of Confidential Information and to prevent the inadvertent or accidental disclosure of Confidential Information. Employee will not use, disclose, transfer, or make available any Confidential Information other than: (i) as required by the proper performance of Employee’s duties for Hebron; (ii) as authorized by Hebron; and (iii) as required by an order or subpoena from a court of competent jurisdiction and/or administrative agency, provided that, prior to such disclosure, Employee promptly notifies Hebron so that Hebron may take appropriate action with such court or agency to protect its Confidential Information. Employee will not remove any Confidential Information from Hebron’s premises or make copies of such materials except for use in Hebron’s business. Employee shall not retain any tangible, intangible, or electronic copies of any Confidential Information after the termination of his employment with Hebron for any reason.

(iii) If part of the Confidential Information is known by public, but other parts or the whole is not public knowledge yet, the whole Confidential Information still has confidential value. Employee agrees to have non-disclosure covenant for such Confidential Information. Employee shall not disclose such information directly or indirectly, or solicit any third party to put together Confidential Information by collecting the public part(s).

(iv) During his employment with Hebron, for the interest of Hebron, Employee shall promptly report to Hebron the Confidential Information arising out of work, submit a written report, and assist Hebron to obtain the right of such information. Such Confidential Information shall be owned Hebron exclusively. During employment with Hebron, employee shall fully disclose all of his conceptions about Hebron’s business to Hebron.

(v) The compensation paid to Employee by Hebron has included all the consideration for Employee to perform the covenants in Paragraph 8(a).

(vi) Employee warrants that, unless Employee has stated to Hebron in writing, Employee’s usage or disclosure of any confidential information during employment with Hebron does not violate any confidentiality agreement between Employee and any previous employer or other party. No matter if Employee is bound by such confidentiality agreement, Employee shall not disclose it to Hebron, or solicit Hebron to use any confidential information of Employee’s any previous employer or other party.

  (b) Non-Compete.

(i) Employee acknowledges that, during the course of his employment, Employee will be granted access to and may develop or assist in developing Hebron’s Confidential Information and goodwill. Employee recognizes and agrees that in light of his extensive access to and knowledge of such Confidential Information and in order to protect Hebron’s goodwill with its customers, Hebron has a reasonable and legitimate interest in protecting itself from unfair competition as set forth in subsection (ii).

(ii) The term of the Non-Compete Period is the course of employment with Hebron and a period of two (2) years after Employee’s employment with Hebron ceases (whether voluntarily or involuntarily and for whatever reason). During the Non-Compete Period, Employee shall not, on his own behalf or on behalf of any other person or entity, compete with Hebron by engaging in a position where Employee holds any registered or beneficial ownership/stock interest, or as its employee, consultant, management, director or other capacity, holds any interest of any company or entity that competes with the goods and services provided by Hebron, or helps or assists such company by any way; (ii) usurp business opportunities provided by other parties to Hebron, use Hebron’s resources to create any business opportunity for himself; take commission fee related to Hebron’s transactions, sign contracts or conduct transactions with Hebron without proper approval under internal rules of Hebron; or conduct other actions detrimental to Hebron’s interests and/or competitive position, (iii) use any of Hebron’s names, any other name that Hebron uses to operate business, or any similar name, or use such name to build or create any entrepreneur entity, organization or domain name, or use it in any other way without written consent of Hebron, or (iv) call himself employee of Hebron or related with Hebron in any way, after termination of his employment with Hebron. This restriction shall only apply within any geographic area serviced by Employee for Hebron at any time during the one (1) year period preceding Employee’s termination of employment.

(iii) The benefits obtained (including already obtained or agreed to obtain) by Employee through conducting restricted actions in the Non-Compete Period shall belong to Hebron.

(c) Non-Solicitation of Customers. Employee specifically agrees that, at all times during his employment with Hebron and for a period of two (2) years after Employee’s employment with Hebron ceases (whether voluntarily or involuntarily and for whatever reason), Employee will not solicit or offer to any Customer of Hebron any goods or services that compete with the goods or services provided by Hebron. For purposes of this Agreement, the term “Customer” means: (i) any person or entity that contracted with Hebron for goods or services at any time during the twelve (12) month period preceding the Employee's termination of employment; and (ii) any person or entity to whom Hebron made a proposal or presentation for the provision of goods or services at any time during the six (6) month period preceding Employee’s termination of employment. Except as set forth in Paragraph 8(b), this restriction is not intended to prohibit Employee from providing goods or services to persons or entities who are not Customers of Company.

(d) Non-Solicitation of Employees. Employee specifically agrees that, at all times during his employment with Hebron and for a period of two (2) years after Employee’s employment with Hebron ceases (whether voluntarily or involuntarily and for whatever reason), Employee shall not, on Employee’s own behalf or on behalf of any other person or entity, hire, recruit, solicit for employment, or assist in solicitation or hiring any other employee who works for Hebron. This includes, but is not limited to: (i) providing to any such prospective employer the identities of any of Hebron’s employees; (ii) providing to any such prospective employer information about the quantity of work, quality of work, special knowledge, or personal characteristics of any person who is still employed at the Hebron at the time such information is provided; and/or (iii) assisting any of Hebron’s employees in obtaining employment with any such prospective employer through the dissemination of resumes and applications, or otherwise. Employee also specifically agrees that he will not provide the information set forth in subparts (i), (ii), or (iii) above to any prospective employer during interviews preceding possible employment.

(e) Intellectual Property.

(i) Employee agrees to disclose to Hebron all inventions, ideas, works of authorship and other trade secrets made, developed and/or conceived by him and arising out of Employee’s employment at all times during his employment with Hebron and for a period of one (1) year.

(ii) Employee further agrees that all such inventions, ideas, works of authorship and other trade secrets made shall be “works made for hire” and that Hebron shall be deemed the author thereof under the U.S. Copyright Act or other applicable law, and all work product is and shall be free from any claim or retention of rights thereto on the part of Employee.

(iii) In any event and at any time, Employee hereby irrevocably assigns to Hebron any and all right, title interest in such inventions, ideas, works of authorship and other trade secrets made, including any and all patents and/or copyrights in connection with any of the foregoing, and agrees to do any and all acts necessary, and sign any and all instruments, which Hebron may request to secure all rights related to the foregoing in the United States or in any foreign country.

(iv) By exhibit to this Agreement, Employee lists all inventions he owns, including the ones he invents by himself and the ones he invents with others. All the inventions, completed prior to the employment with Hebron, and owned by Employee, or although owned by third party but Employee can use within the scope of agreement, are called Prior Inventions. If no exhibit discloses such inventions, it deems that Employee states such Prior Invention does not exist. If, during his employment with Hebron, Employee uses any Prior Invention on products, service, procedure, or machine equipment of Hebron, Hebron automatically gets non-exclusive, free, irrevocable, permanent and global license (including sublicensing to others through different levels of sublicense) to produce, modify, use and sell such Prior Invention. In light of the foregoing, Employee agrees that, without prior written consent of Hebron, Employee shall not use any Prior Invention that has been used on Hebron’s products or service, or authorize others to use.

(v) During his employment with Hebron, Employee confirms the compensation paid from Hebron to Employee fully covers the work for enforcing the invention, such as proposal of concept, creation, development, improvement or simplification. Employee represents to give up all legal priority rights to apply patent or trademark, rights to transfer any invention or technology products, and rights to claim or challenge the ownership of “works made for hire.”

(vi) Employee acknowledges and agrees that the covenants and rights in Paragraph 8(e) will be effective for an indefinite period, and will not be restricted by the termination of employment with Hebron.

(f) Return of Company Property.

Upon the request of Hebron or upon the termination of Employee’s employment with Hebron for any reason, Employee shall return to Hebron: (a) all Confidential Information; (b) all other records, designs, patents, business plans, financial statements, manuals, memoranda, lists, correspondence, reports, records, charts, advertising materials, and other data or property delivered to or compiled by Employee by or on behalf of Hebron or its operating subsidiaries, or their representatives, vendors, or customers that pertain to Hebron’s business, whether in paper, electronic, or other form; and (c) all keys, credit cards, computers, telephones, PDA’s, equipment, and other property of Hebron. Employee shall not retain or cause to be retained any copies of the foregoing. Employee hereby agrees that all of the foregoing shall be and remain the property of Hebron, and be subject, at all times to its discretion and control.

(g) Enforcement.

(i) Employee and Hebron have examined in detail the covenants and restrictions set forth in Paragraph 8 (including all subsections) of this Agreement and agree that the restraints imposed upon Employee are reasonable in light of the legitimate interests of Hebron and are not unduly restrictive of Employee’s ability to earn a living following the termination of his employment.

(ii) Employee understands and agrees that the covenants and restrictions set forth in Paragraph 8 (including all subsections) of this Agreement survive the termination of his employment (regardless of the reason) and remain binding and enforceable against him according to the restrictions’ respective terms.

(iii) If any of the covenants contained in Paragraph 8 (including all subsections) of this Agreement are held by a court or other enforcement authority to be overly broad by reason of time period, geography or scope, the court shall modify any time period, geography or scope deemed overly broad to the maximum time period, geography or scope that such court or other enforcement authority finds reasonable and enforceable in light of all the circumstances present at the time such determination is made and this Agreement shall be deemed to be amended at such time to reflect such determination.

(iv) Employee agrees that a breach by him of any of the covenants and restrictions set forth in Paragraph 8 (including all subsections) of this Agreement will result in irreparable injury to Hebron for which a remedy at law shall be insufficient. Employee agrees that in the event of a breach or threatened breach of such covenants, Hebron shall be entitled to temporary, preliminary, and permanent injunctive relief without the need to prove irreparable harm and without the necessity of placing a bond for such injunction. The application of any form of injunctive relief shall not make any other legal or equitable remedy unavailable.

(v) In the event that the Employee is found by a court or other enforcement authority to have breached any of the covenants and restrictions set forth in Paragraph 8 (including all subsections) of this Agreement, then the time periods set forth in such restrictions, if any, shall automatically be extended by the length of time which Employee shall have been in breach of any of said provisions.

9. Survival of Obligations. All obligations of Employee that by their nature involve performance after the expiration or termination of Employee’s employment with Hebron, or that cannot be ascertained to have been fully performed until after the expiration or termination of Employee’s employment with Hebron, shall survive the expiration or termination of this Agreement. Except as otherwise specifically provided in this Agreement, all of Hebron’s obligations under this Agreement will terminate at the time this Agreement or Employee’s employment with Hebron is terminated for any reason.

10. Notice. Any notice, request, consent or communication under this Agreement shall be effective only if it is in writing and personally delivered or sent by certified mail, return receipt requested, postage prepaid, or by a nationally recognized overnight delivery service, with delivery confirmed, addressed as follows:

If to Hebron:	HEBRON TECHNOLOGY CO., LTD.
C9, 99 Danba Rd
Putuo District
Shanghai, China 200336

With a Copy to:	Anthony W. Basch
Kaufman & Canoles, P.C.
Two James Center, 14th Floor
1021 E. Cary St.
Richmond, VA 23219

If to Employee:	Mr. Xiaoyun HUANG
HEBRON TECHNOLOGY CO., LTD.
C9, 99 Danba Rd
Putuo District
Shanghai, China 200336

or such other persons and/or addresses as shall be furnished in writing by any party to the other party, and shall be deemed to have been given only upon its delivery in accordance with this Paragraph 10.

11. No Conflicts. Employee represents and warrants to Hebron that neither the execution nor delivery of this Agreement, nor the performance of Employee’s obligations hereunder will conflict with, or result in a breach of, any term, condition, or provision of, or constitute a default under, any obligation, contract, agreement, covenant or instrument to which Employee is a party or under which Employee is bound, including, but not limited to, the breach by Employee of a fiduciary duty to any former employers.

12. Defined Terms. A term defined in any part of this Agreement shall have the defined meaning wherever the term is used in this Agreement.

13. Assignment.

(a) This Agreement may be assigned by Hebron to any successor, subsidiary or affiliated entity or in connection with sale, merger, or consolidation of Hebron with another entity. Additionally, this Agreement shall be deemed to have been assigned without any further action on the part of Hebron to a successor entity in the event of a sale, merger, or consolidation of Hebron. Such assignment may occur without prior notice to Employee and without the provision of any additional consideration to Employee.

(b) Employee understands and agrees that the duties and obligations of Employee under this Agreement are personal in nature and cannot be assigned, in whole or in part, by Employee.

14. Waiver.

(a) Any failure of any party on one or more occasions to enforce or require the strict keeping and performance of any of the terms and conditions of this Agreement shall not constitute a waiver of such terms and conditions of this Agreement, shall not constitute a waiver of such term or condition at any future time, and shall not prevent any party from insisting on the strict keeping and performance of such terms and conditions at a later time.

(b) The existence of any claim or cause of action of the Employee against Hebron, whether predicated upon an alleged breach of this Agreement or otherwise, shall not relieve Employee of his obligations under this Agreement and shall not constitute a defense to the enforcement by Hebron of any provision of this Agreement, including but not limited to the covenants contained in Paragraph 8 of this Agreement.

15. Governing Law. This Agreement is deemed to have been entered into in China and shall be construed and interpreted at all times and in all respects in accordance with the laws of China without regard to the principles of conflicts of laws, and jurisdiction and venue for any action relating in any manner to this Agreement shall be in a court of competent jurisdiction located in or having jurisdiction over China.

16. Attorneys’ Fees. In the event there is any litigation to enforce this Agreement, the prevailing party will be awarded its/his costs, expenses, and reasonable attorneys’ fees.

17. Severability. In the event that any provision of this Agreement shall be determined by a court or tribunal having proper jurisdiction to be invalid, or illegal, or unenforceable, the remainder of this Agreement shall not be affected but shall continue in full force and effect as though such invalid, illegal or unenforceable provision were not originally part of this Agreement.

18. Amendment. This Agreement may not be amended or modified except by an agreement in writing signed by all the parties hereto.

19. Construction of Agreement. Each party to this Agreement agrees and acknowledges that no presumption, inference, or conclusion of any kind shall be made or drawn against the drafter or drafter(s) of this Agreement. Each party to this Agreement also agrees and acknowledges that he/it has contributed to the final version of this Agreement through comments and negotiations.

20. Headings. The headings used in this Agreement are for convenience only and shall not be used to construe or interpret the meaning or intent of any provision.

21. Entire Agreement. This Agreement represents and contains the entire agreement and understanding between the parties with respect to the terms and conditions of this Agreement and supersedes any and all prior and contemporaneous written and oral agreements, understandings, representations, inducements, promises, warranties, and conditions between the parties with respect to the terms and conditions of this Agreement. No agreement, understanding, representation, inducement, promise, warranty or condition of any kind with respect to the terms and conditions of this Agreement shall be relied upon by either party unless expressly incorporated herein.

22. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement that is binding upon both of the parties hereto, notwithstanding that both parties are not signatories to the same counterpart.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Employment Agreement to be effective as of the date indicated above:

HEBRON TECHNOLOGY CO., LTD.
(Corporate Chop)

/s/ XIAOYUN HUANG		/s/ XIAOFENG MA
XIAOYUN HUANG		XIAOFENG MA
Chairman of Compensation Committee

Date:	September 4, 2020	Date:	September 4, 2020